

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Mr. Yan-Qing Liu
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
Room 1706, Di Wang Building, No. 30 Gan Shui Road,
Nangang District, Harbin
People's Republic of China 150001

Re: China Sky One Medical, Inc.
Form 10-K for the Period Ended December 31, 2008
File No. 001-34080

Dear Mr. Liu:

We have reviewed your May 25, 2010 response to our May 18, 2010 letter and have the following comments. In our comments, we have referred to your proposed draft of Amendment No. 2 to your Form 10-K for the year ended December 31, 2009 included in your May 25th response solely to determine your compliance with our outstanding comments and have not otherwise reviewed it or your December 31, 2009 Form 10-K as filed.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP.

After reviewing the information provided, we may have additional comments.

Proposed Second Amendment to Form 10-K for the Period Ended December 31, 2009

Consolidated Financial Statements
2. Restatement, page F-8

1. We reviewed your materiality assessment relating to your warrant derivatives for the 2009 quarterly periods that you submitted on May 13, 2010. We do not agree with your assessment that the financial impact of the derivative accounting is immaterial to the 2009 quarterly periods. We believe cumulatively adjusting your fourth quarter financial statements to record the warrant liability significantly distorts the 2009 quarterly trends and results of the quarters ended March 31, 2009, June 30, 2009, and December 31, 2009. As a result, please file an Item 4.02 Form 8-K identifying non-reliance on your quarterly financial statements for 2009 as soon as practicable and either:
   - Amend your June 30, 2009 and September 30, 2009 quarterly financial statements and the 2009 comparable results in your March 31, 2010 Form 10-Q (each 2009 period marked as restated) and revise the quarterly information in Note 18 of your

proposed amended 2009 Form 10-K to reflect the error correction in each quarterly period; or

- Revise the quarterly information in Note 18 of your proposed amended 2009 Form 10-K to reflect the error correction in each quarterly period, amend your March 31, 2010 Form 10-Q (marking the 2009 comparable period as restated), and in your upcoming June 30, 2010 and September 30, 2010 Forms 10-Q mark the comparable 2009 periods as restated.

In the reports you present a restated financial information, provide a disclosure as required under ASC 250-10-50-7 through 50-10.

2. Refer to your response to comment five. We are unable to locate the requested disclosure. As previously requested, please revise Note 2 to explain why the corrections of these errors did not have any tax impact.

9. Securities Purchase Agreement and Related Transaction, page F-21

3. Your revised disclosure in response to comment 7 is confusing. It is unclear:
   - Why the filing of your 2008 Form 10-K on March 25, 2009 has any relevance to the put triggers based on your December 31, 2007 audited financial statements;
   - How you could have preliminary financial results as of December 31, 2008 on your Closing Date or January 31, 2008; and
   - Why the put right would expire unexercised as late as January 31, 2009 when you filed audited information nullifying the triggers in your December 31, 2007 Form 10-KSB filed March 31, 2008.

   As previously requested, if true, revise your disclosure as follows:
   - Indicate that the put triggers are based on your audited financial statements as indicated in the second recital to your Put Agreement;
   - Indicate that these criteria were met either on March 25, 2008 when your auditor signed their opinion or on March 31, 2008, when you filed your Form 10-KSB for the year ended December 31, 2007, as appropriate; and
   - The Put Agreement was terminated unexercised.

10. Outstanding Warrants and Options, page F-22

4. Refer to your response to comment 10. Your statement that the warrant price will adjust on a weighted-average basis is vague. Revise your discussion to list all the inputs and how they will be applied in adjusting the exercise price.

Item 9A. Controls and Procedures
Management's Evaluation of Disclosure Controls and Procedures, page 52
Management's Annual Report on Internal Control Over Financial Reporting, page 52

5. We ask you to reconsider your responses to comments 14, 15, and 16. As indicated by your restatement, you did not have the correct financial information presented or disclosed. While you may have disclosed the correct terms of the warrants, it is unreasonable for you to expect the readers of your financial statements to reconstruct your financial statements based on your disclosures. If you still believe that your disclosure controls and procedures, and internal controls over financial reporting were effective as of December 31, 2009, please provide a more compelling reason to support your reassessments. Otherwise, your disclosure controls and procedures, and internal controls over financial reporting appear to have been ineffective. Please revise your disclosures accordingly.

Similarly, to the extent you choose the first option in the first comment above to amend Forms 10-Q for the quarterly periods ended June 30, 2009, September 30, 2009, and March 31, 2010, please reevaluate your disclosure controls and procedures.

Furthermore, if you deem the internal controls over financial reporting to be ineffective at December 31, 2009 and effective at March 31, 2010, please describe the material improvements in your controls during the quarter ended March 31, 2010 that impacted your assessment.

You may contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant